Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2019

LONDON, ENGLAND — November 6, 2019 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership charter owner, announced today its unaudited results for the three and nine month periods ended September 30, 2019.
Third Quarter and Year To Date Highlights
- Reported operating revenue of $65.9 million for the third quarter 2019. Operating revenue for the nine months ended September 30, 2019 was $193.5 million.
- Reported net income available to common shareholders of $9.9 million for the third quarter 2019.  For the nine months ended September 30, 2019, net income available to common shareholders was $28.8 million.
- Generated $39.9 million of Adjusted EBITDA(3) for the third quarter 2019. Adjusted EBITDA for the nine months ended September 30, 2019 was $119.2 million.
- Agreed a new charter for the 2003-built, 2,207 TEU, GSL Keta which commenced in late July 2019, for minimum 50 days / maximum 90 days to OOCL at a fixed rate of $8,700 per day. Further agreed in October 2019, an extension for minimum 100 days/ maximum 180 days from October 28, 2019 at an increased rate of $9,400 per day.
- In August 2019, the charterer of GSL Ningbo, a 2004-built, 8,667 TEU containership, exercised its option to extend the vessel’s charter for 12 months at a fixed rate of $18,000 per day starting from September 21, 2019.
- At our 2019 Annual Meeting of Shareholders held in August, our shareholders approved the re-election of Messrs. Michael Chalkias and George Giouroukos, Term II Directors, to serve until our 2022 Annual Meeting of Shareholders, and ratified the appointment of PricewaterhouseCoopers S.A. as our independent public accounting firm for the fiscal year ending December 31, 2019.
- In August 2019, CMA CGM exercised its option to extend the charter on GSL Julie by six months, commencing October 16, 2019, at an increased rate of $8,500 per day and agreed to extend the charter of CMA CGM Utrillo by six-seven months, commencing September 16, 2019, at a rate of $8,500 per day.
 - In August 2019, MSC agreed to extend the charter of Maira by six-seven months, commencing September 17, 2019, at a rate of $8,250 per day.
 - In September 2019, we entered into a new syndicated $268.0 million senior secured credit facility comprised of two tranches (the “New Senior Loan”) with Crédit Agricole, ABN AMRO, CIT, CTBC, Sinopac and Siemens as major commercial lenders. The first tranche of the New Senior Loan of $230.0 million was drawn down on September 23, 2019 and the proceeds were used to refinance five of our existing senior credit facilities which had maturities in December 2020 and April 2021 (the “First Tranche Refinancing”). As a result of the First Tranche Refinancing, three 2000-built, 6,000 TEU ships, Tasman, Dimitris Y and Ian H, became unencumbered. The second tranche of up to $38.0 million is available to us, on similar terms until May 2020 to facilitate further refinancing. The final maturity date of the New Senior Loan is September 2024. Borrowings under the New Senior Loan bear interest at LIBOR plus a margin of 3.0% and the scheduled amortization is $5.2 million per quarter.

- In September 2019, we refinanced all of the existing indebtedness under our Junior Facility in the amount of $38.5 million (the “New Junior Facility”), with the only substantive change being to extend its maturity from September 2023 to September 2024, consistent with the maturity date of the New Senior Loan. The other terms of the New Junior Facility remain consistent with the original Junior Facility, bearing interest at 10.0% and repayable in one balloon payment upon maturity.
 - In September 2019, we entered into an agreement with certain affiliates of Kelso & Company, a U.S. private equity firm (“Kelso”), whereby Kelso agreed to amend its option to convert its outstanding Series C Preferred Shares into Class A common shares upon the repayment in full of our 9.875% First Priority Secured Notes due 2022 into an obligation.
 - On October 1, 2019 we closed our upsized fully underwritten public offering of 7,613,788 Class A common shares, at a public offering price of $7.25 per share, for gross proceeds of approximately $55.2 million.  This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, are estimated to be $50.7 million and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.
- In October 2019, we agreed a new charter with Feedertech for the 2007-built, 5,095 TEU Dolphin II commencing late November 2019, for minimum eight months/ maximum 12 months at a rate of $12,500 per day.
- In November 2019, we agreed to purchase two 2002-built, 6,650 TEU containerships, the first of which is expected to be delivered in December 2019 and the second in January 2020. The aggregate purchase price is approximately $3.0 million above scrap value.  The ships have charters in place through end 1Q2020 and mid 3Q2020 respectively (based on the mid-point of each charter redelivery window) which are expected to generate aggregate $2.8 million of Adjusted EBITDA. We intend to put debt facilities in place in due course in connection with the acquisition of these ships.
- In November 2019, we commenced our mandatory offer to purchase up to $20.0 million of our outstanding 9.875% First Priority Secured Notes due 2022 (the “Notes”) at a purchase price of 102% of the aggregate principle amount thereof plus accrued and unpaid interest (the “Annual Mandatory Offer”).  The Annual Mandatory Offer is being made in accordance with the requirements of the indenture governing the Notes, and pursuant to an Offer to Purchase, dated October 25, 2019. The Annual Mandatory Offer is scheduled to expire at 5:00 p.m. New York City time, on November 25, 2019, unless extended by us.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “Throughout the third quarter, we continued to make important progress in unlocking the full value of GSL’s leading commercial platform and high-quality, modern fleet.  The market for our fuel-efficient, in-demand vessels has remained strong, and with a minimal number of viable containerships currently sitting idle, we have continued to command strong rates on term charters. While sentiment in the containership sector remains under pressure from the ongoing US-China trade tensions, the trade lanes in which our vessel classes primarily operate have been largely unaffected and continue to show growth. This same negative sentiment has contributed to a continuing modest or zero orderbook for our vessel classes, projecting negative net vessel supply growth in the coming years. In this environment, we have once again acted opportunistically to purchase on attractive terms two vessels with charters in place that we believe have significant asset value and charter rate upside in a strengthening IMO 2020 environment.”

“With a highly promising multi-year outlook, forthcoming IMO 2020 regulations set to further increase the competitive advantages of our fuel-efficient fleet, and having taken decisive action to opportunistically acquire ships, strengthen our balance sheet, and lower our cost of capital, Global Ship Lease is in an excellent position to seize further opportunities to create lasting value for our shareholders.”

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “During the quarter, we took advantage of the strong market fundamentals and our extensive 2019 chartering activity, which increased our contract cover significantly, by executing a $268.0 million long-term debt refinancing and a $55.2 million common equity offering, GSL’s first common equity offering since our IPO more than 10 years ago. In this way, we have reduced our leverage and cost of capital, increased our strategic and financial flexibility, and materially expanded our free float and trading volume. Our recent vessel acquisitions at levels just above scrap values have further enhanced our risk profile and improved our prospects for additional earnings growth and refinancing activity. With our comprehensively improved balance sheet and extensive forward visibility, we have substantial momentum as we look to further reduce our cost of capital and realize the full benefits of our commercial and financial platform.”

SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Sept 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018

Operating Revenue (1)	65,947	35,889	193,548	107,075
Operating Income	27,843	15,273	84,224	45,943
Net Income (2)	9,949	3,863	28,798	12,075
Adjusted EBITDA (3)	39,898	23,648	119,225	70,662

The results for the three and nine month periods ended September 30, 2019 include the results of the 19 Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”).
(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in Time charter and voyage expenses.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA is a non-US GAAP measure, as explained further in this press release, and is considered by Global Ship Lease to be a useful measure of its performance.  A reconciliation of this non-GAAP measure to net income, the most directly comparable US GAAP financial measure, is provided below.
Following the Poseidon Transaction, minor reclassifications of expenses and balance sheet items have been made.
Revenue and Utilization
The Company’s fleet of 40 ships, including GSL Grania, which was delivered to us on September 9, 2019 and commenced a three-year charter with Maersk Line, generated revenue from fixed-rate time-charters of $65.9 million in the three months ended September 30, 2019, up $30.0 million (or 83.6%) on revenue of $35.9 million for the comparative period in 2018. There were 3,610 ownership days in the third quarter 2019, an increase of 106.5% compared to 1,748 in the third quarter 2018, due to the purchase of the Poseidon Containers Fleet and the acquisition of GSL Eleni and GSL Grania in May and September 2019 respectively. The increase in revenue for the three months ended September 30, 2019, is principally due to the additional ownership days, offset by reduced revenue from GSL Ningbo as her charter was renewed at a reduced rate mid-September 2018 and increased offhire days. The 168 days of offhire for dry-dockings in the third quarter 2019 were mainly attributable to four completed dry-dockings, primarily to upgrade the ships to increase substantially their reefer capacity and two for regulatory reasons. As of September 30, 2019, two regulatory dry-dockings were in progress. With 32 days idle time for Tasman and GSL Keta prior to their delivery to their new charterers and six days of unplanned offhire, utilization was 94.3%. In the comparative period of 2018, there were three days of planned offhire for regulatory dry-dockings, three days of unplanned offhire and four idle days for GSL Valerie, giving a utilization of 99.4%.
For the nine months ended September 30, 2019, revenue was $193.5 million, up $86.4 million (or 80.7%) on revenue of $107.1 million in the comparative period, mainly due to the factors noted above together along with the addition of GSL Valerie from mid-June 2018 (ownership days at 10,522 were up 109.6%) offset by reduced revenue from MSC Qingdao as the charter for this ship was renewed at a reduced rate in March 2018.

The table below shows fleet utilization for the three and nine month periods ended September 30, 2019 and 2018, and for the years ended December 31, 2018, 2017, 2016 and 2015.

	Three months ended		Nine months ended		Year ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2019	2018	2019	2018	2018	2017	2016	2015

Ownership days	3,610	1,748	10,522	5,019	7,675	6,570	6,588	6,893
Planned offhire - dry-dockings	(168)	(3)	(342)	(34)	(34)	(62)	(100)	(9)
Unplanned offhire	(6)	(3)	(30)	(10)	(17)	(40)	(3)	(7)
Idle time	(32)	(4)	(50)	(17)	(47)	0	0	(13)
Operating days	3,404	1,738	10,100	4,958	7,577	6,468	6,485	6,864

Utilization	94.3%	99.4%	96.0%	98.8%	98.7%	98.4%	98.4%	99.6%

In the three months ended September 30, 2019, we completed four dry-dockings primarily to upgrade each ship to increase substantially its reefer capacity and two for regulatory reasons only. As of September 30, 2019 there was one dry-docking in progress and we anticipate a further three in the fourth quarter, all for regulatory reasons. There were two drydockings for regulatory purposes in 2018.
Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $21.5 million for the three months ended September 30, 2019, compared to $10.8 million in the prior year period. The increase was due to 1,862 (up 106.5%) additional ownership days as a result of the acquisition of the Poseidon Containers Fleet and the additions of GSL Eleni and GSL Grania. The average cost per ownership day in the quarter was $5,966, compared to $6,154 for the prior year period, down $188 per day, or 3.1%.
For the nine months ended September 30, 2019, vessel operating expenses were $63.3 million, or an average of $6,016 per day, compared to $31.2 million in the comparative period, or $6,211 per day, a reduction of 3.1%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is offhire or idle and miscellaneous costs associated with a ship’s voyage. Time charter and voyage expenses were $2.4 million for the three months ended September 30, 2019, compared to $0.2 million in the prior year period. The increase was mainly due to the addition of the Poseidon Containers Fleet, all of which incur such commission, compared to our legacy ships, where commission is paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.
For the nine months ended September 30, 2019, time charter and voyage expenses were $6.1 million, compared to $0.6 million in the comparative period.
Depreciation and Amortization

Depreciation and amortization for the three month period ended September 30, 2019 was $11.2 million, compared to $8.4 million in the third quarter of 2018.  The increase was mainly due to the addition of the Poseidon Containers Fleet, and GSL Eleni and GSL Grania, offset by the effect of lower book values for a number of ships following an impairment charge in December 2018 as well as a change in estimated scrap value per LWT with effect from January 1, 2019 from $250 to $400.

Depreciation for the nine months ended September 30, 2019 was $32.9 million, compared to $24.7 million in the comparative period, with the increase being due to the reasons noted above.

General and Administrative Expenses

General and administrative expenses were $3.0 million in the three months ended September 30, 2019, compared to $1.2 million in the third quarter of 2018.  The increase was mainly due to an increase in payroll and other costs associated with the Poseidon Transaction and for a non-cash charge associated with a new stock based incentive plan for senior management.

For the nine months ended September 30, 2019, general and administrative expenses were $7.1 million, compared to $4.6 million in the comparative period in 2018, with the increase being due to the reasons noted above.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $39.9 million for the three months ended September 30, 2019, up from $23.6 million for the three months ended September 30, 2018, with the increase being mainly due to the addition of the Poseidon Containers Fleet on November 15, 2018.

Adjusted EBITDA for the nine months ended September 30, 2019 was $119.2 million, compared to $70.7 million for the comparative period, with the increase being due to the reasons noted above.

Interest Expense and Interest Income

Debt as at September 30, 2019 totaled $882.0 million, comprising of $340.0 million of indebtedness under our 9.875% notes due 2022 (the “Notes”), $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet and $517.2 million of bank debt collateralized by the rest of the fleet. Three vessels are unencumbered.

Debt at September 30, 2018 totaled $412.9 million, comprising $360.0 million outstanding on our Notes, $44.8 million under the secured term loan and $8.1 million under growth facility.

Interest expense for the three months ended September 30, 2019, was $18.4 million, an increase of $7.4 million, or 67.3%, on the interest expense for the prior year period of $11.0 million due to the assumption of debt associated with the Poseidon Transaction.

For the nine months ended September 30, 2019, interest expense was $56.5 million, compared to $32.5 million for the nine months ended September 30, 2018, with the increase mainly for the reason noted above.

Interest income for the three months ended September 30, 2019 was $0.4 million, the same as in the comparative quarter in 2018.

Interest income for the nine months ended September 30, 2019 was $1.2 million, compared to $1.0 million in the comparative period in 2018.

Other Income, Net

Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of ships from charterers and passenger income. Other income, net was $0.9 million in the three months ended September 30, 2019, compared to $1,000 in the prior year period; the increase was mainly due to the addition of the Poseidon Containers Fleet.

Other income, net was $2.1 million in the nine months ended September 30, 2019, compared to $16,000 in the prior year period; the increase was mainly for the reason given above.

Taxation

Taxation for the three months ended September 30, 2019 was nil, compared to charge of $13,000 in the third quarter of 2018.

Taxation for the nine months ended September 30, 2019 was $40,000, compared to a charge of $59,000 in the comparative period in 2018.

Earnings Allocated to Preferred Shares
The Series B preferred shares, issued on August 20, 2014, carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2019 was $0.8 million, the same as in the comparative period. The cost was $2.3 million in the nine months ended September 30, 2019, the same as in the comparative period.
Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended September 30, 2019 was $9.9 million, compared to $3.9 million in the third quarter of 2018.

Net income available to common shareholders was $28.8 million for the nine months ended September 30, 2019, compared to $12.1 million in the comparative period.

Fleet

The following table provides information about our fleet of 43 ships, 40 of which were owned as at September 30, 2019, one of which was delivered in October 2019 and two of which are expected to be delivered in December 2019 and January 2020, respectively.
Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
MSC Tianjin	8,667	34,243	2005	MSC	2Q24	3Q24(2)	-(2)
MSC Qingdao	8,667	34,305	2004	MSC	2Q24	3Q24(2)	-(2)
GSL Ningbo	8,667	34,243	2004	Maersk	3Q20	4Q20	18,000
GSL Kalliopi	7,849	29,105	2004	Maersk	3Q22	4Q24(3)	-(3)
GSL Grania	7,849	-	2004	Maersk	3Q22	4Q24(3)	-(3)
GSL Eleni	7,849	29,261	2004	Maersk	2Q24	3Q24(3)	-(3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,424	2013	CMA CGM	2Q24	3Q24	25,910
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24	25,910
Alexis(1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I(1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
New Purchase One	6,650	27,999	2002	Confidential	1Q20	2Q20	-(11)
New Purchase Two	6,650	27,999	2002	Confidential	2Q20	4Q20	-(11)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19	4Q23	12,500(4)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q22(5)	12,500(5)
Dimitris Y	5,936	25,010	2000	ZIM	2Q21	3Q21	14,500
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	HMM	4Q19(6)	4Q19(6)	11,500(6)
Orca I	5,095	20,696	2006	Maersk	2Q20(7)	2Q21(7)	9,000(7)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	2Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q20	2Q20	9,000
Maira	2,506	11,453	2000	MSC	1Q20	2Q20	8,500
Nikolas	2,506	11,370	2000	MSC	1Q20	2Q20	9,000

Ship Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

Newyorker	2,506	11,463	2001	MSC	1Q20	2Q20	9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	4Q19	4Q19	15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	4Q19	4Q19	15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	4Q19	4Q19	15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	1Q20	1Q20	8,500
GSL Keta	2,207	11,731	2003	OOCL	4Q19	4Q19	8,700(8)
GSL Julie	2,207	11,731	2002	CMA CGM	4Q19	4Q19(9)	7,200(9)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21(10)	9,800(10)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21(10)	9,800(10)

(1) Modern design, high reefer capacity fuel efficient ships.
(2) Five year charter at implied Adjusted EBITDA of $25.6 million per ship for the period.
(3) GSL Eleni was delivered in 2Q19, GSL Grania was delivered in 3Q19 and GSL Kalliopi was delivered in October 2019. GSL Eleni is chartered for five years; GSL Kalliopi and GSL Grania are chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.

(4) Thereafter, the Company has the option, callable in 4Q19, to extend for four years at $20,000 per day.
(5) Additional 12 - month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.
(6) Thereafter, 8-12 months to Feedertech at $12,500 per day commencing November 15, 2019.
(7) Rate increases to $10,000 per day from June 3, 2020.
(8) Thereafter, 100-180 days to OOCL at $9,400 per day commencing October 28, 2019.
(9) Option for six months plus or minus 30 days extension at $8,500 per day from October 16, 2019 has been exercised by the charterer.
(10) The Company has the option to extend to December 31, 2020 plus or minus 90 days, at $9,800 per day.
(11) New Purchase One is expected to be delivered in December 2019 and New Purchase Two in January 2020. Implied Aggregate Adjusted EBITDA of $2.8 million for median period.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended September 30, 2019 today, Wednesday November 6, 2019 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
 (1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 6579377

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

 (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Friday, November 22, 2019 at (855) 859-2056 or (404) 537-3406. Enter the code 6579377 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2018 with the Securities and Exchange Commission.  A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com   Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Wilton Road, London SW1V 1LW United Kingdom, or by telephoning +44 (0) 203 998 0063.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Including two 6,650 TEU containerships that the Company has contracted to purchase, Global Ship Lease owns 43 ships, ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 237,462 TEU and an average age, weighted by TEU capacity, of 12.4 years as at September 30, 2019.

The average remaining term of the Company’s charters at September 30, 2019, to the mid-point of redelivery, including options under owner’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $778 million. Contracted revenue was $862 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.9 years.

Additional Information

Information on the Annual Mandatory Offer is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Notes. The Annual Mandatory Offer is made only by and pursuant to the terms set forth in the Offer Documents that the Company has or will distribute to its noteholders. The information in this press release regarding the Annual Mandatory Offer is qualified by reference to the Offer Documents. Subject to applicable law, the Company may amend, extend or terminate the Annual Mandatory Offer.

Reconciliation of Non-U.S. GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, income taxes, depreciation and amortization and earnings allocated to preferred shares. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. The Company believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.

Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of any such forward looking non-US GAAP financial measure to the most directly comparable US GAAP measure because such US GAAP financial measures on a forward-looking basis are not available to the Company without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2019	2018	2019	2018

Net income available to Common Shareholders		9,949	3,863	28,798	12,075

Adjust:	Depreciation and amortization	11,174	8,374	32,884	24,703
	Interest income	(414)	(364)	(1,198)	(984)
	Interest expense	18,424	10,996	56,484	32,512
	Income tax	-	13	(40)	59
	Earnings allocated to preferred shares	765	766	2,297	2,297

Adjusted EBITDA		39,898	23,648	119,225	70,662

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charter hire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of offhire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	As of
	September 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,697	$82,059
Restricted cash	5,355	2,186
Accounts receivable, net	2,460	1,927
Inventories	5,313	5,769
Prepaid expenses and other current assets	6,755	6,214
Due from related parties	4,440	817
Total current assets	$111,020	$98,972
NON-CURRENT ASSETS
Vessels in operation	$1,129,808	$1,112,766
Advances for vessel acquisitions	1,500	-
Other fixed assets	2	5
Intangible assets-charter agreements	2,458	5,400
Deferred charges, net	12,014	9,569
Other non-current assets	-	948
Restricted cash, net of current portion	5,702	5,827
Total non-current assets	1,151,484	1,134,515
TOTAL ASSETS	$1,262,504	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$7,925	$9,586
Accrued liabilities	26,396	15,407
Current portion of long-term debt	86,004	64,088
Deferred revenue	6,835	3,118
Due to related parties	63	3,317
Total current liabilities	$127,223	$95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	$782,725	$813,130
Intangible liability-charter agreements	6,964	8,470
Deferred tax liability	-	9
Total non-current liabilities	789,689	821,609
TOTAL LIABILITIES	$916,912	$917,125
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares-authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018-9,017,205 shares)	$99	$90
Class B common shares-authorized 20,000,000 shares with a $0.01 par value nil issued and outstanding (2018-925,745 shares)	-	9
Series B Preferred shares-authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018-14,000 shares)	-	-
Series C Preferred shares-authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018-250,000 shares)	3	3
Additional paid in capital	512,811	512,379
Accumulated deficit	(167,321)	(196,119)
Total shareholders' equity	345,592	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,262,504	$1,233,487

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,			Nine months ended September 30,
	2019		2018	2019	2018
OPERATING REVENUES
Time charter revenue		$25,538	$4,114	$80,661		$14,222
Time charter revenue-related parties		40,409	31,775	112,887		92,853
		65,947	35,889	193,548		107,075
OPERATING EXPENSES:
Vessel operating expenses		18,764	10,543	56,296		30,424
Vessel operating expenses-related parties		2,773	215	7,006		751
Time charter and voyage expenses		1,942	236	4,727		613
Time charter and voyage expenses-related parties		478	-	1,328		-
Depreciation and amortization		11,174	8,374	32,884		24,703
General and administrative expenses		2,973	1,248	7,083		4,641
Operating Income		27,843	15,273	84,224		45,943

Interest income		414	364	1,198		984
Interest and other financial expense		(18,424)	(10,996)	(56,484)		(32,512)
Other income, net		881	1	2,117		16
Total non-operating expense		(17,129)	(10,631)	(53,169)		(31,512)
Income before income taxes		10,714	4,642	31,055		14,431
Income taxes		-	(13)	40		(59)
Net Income		$10,714	$4,629	$31,095		$14,372
Earnings allocated to Series B Preferred Shares		(765)	(766)	(2,297)		(2,297)
Net Income available to Common Shareholders		$9,949	$3,863	$28,798		$12,075
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic		9,942,950	6,048,425	9,939,559		6,044,821
Diluted		10,082,806	6,048,425	10,058,321		6,044,821

Net Gain per Class A common share					$
Basic		0.43	0.64	1.26		2.00
Diluted		0.43	0.64	1.24		2.00

Weighted average number of Class B common shares outstanding
Basic and diluted	$	n/a	925,745	n/a		925,745
Net Gain per Class B common share					$
Basic and diluted		n/a	nil	n/a	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flows from operating activities:
Net Income	$10,714	$4,630	$31,095	$14,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,174	8,375	32,884	24,704
Amortization of deferred financing costs	755	1,115	2,244	3,131
Amortization of original issue discount / premium on repurchase of notes	202	201	607	602
Amortization of intangible asset/liability-charter agreements	490	(443)	1,436	(1,329)
Share based compensation	1,288	45	1,288	136
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	1,660	(1,005)	(86)	(2,342)
Decrease/(increase) in inventories	650	(715)	456	(2,581)
Increase in accounts payable and other liabilities	6,023	8,361	6,812	6,135
(Decrease)/increase in related parties' balances	(510)	496	(6,877)	(603)
Increase/(decrease) in deferred revenue	4,506	(248)	3,717	(758)
Unrealized foreign exchange loss (gain)	(30)	7	(16)	5
Net cash provided by operating activities	$36,922	$20,819	$73,560	$41,472
Cash flows from investing activities:
Acquisition of vessels	(15,001)	-	(33,497)	(11,436)
Cash paid for vessel improvements	(7,286)	(24)	(14,062)	(150)
Cash paid for dry-dockings	(2,485)	(877)	(3,182)	(2,104)
Advances for vessel acquisitions	(1,500)	-	(1,500)
Net cash used in investing activities	$(26,272)	$(901)	$(52,241)	$(13,690)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	280,500	8,125	293,500	8,125
Repayment of credit facilities	(11,272)	-	(37,819)	(10,000)
Repayment of refinanced debt	(262,809)	-	(262,809)	-
Deferred financing costs paid	(3,890)	(1,812)	(4,212)	(1,812)
Series B Preferred Shares-dividends paid	(765)	(766)	(2,297)	(2,297)
Net cash provided/(used) in financing activities	$1,764	$5,547	$(13,637)	$(5,984)
Net decrease in cash and cash equivalents and restricted cash	12,414	25,465	7,682	21,798
Cash and cash equivalents and restricted cash at beginning of the period	85,340	69,599	90,072	73,266
Cash and cash equivalents and restricted cash at end of the period	$97,754	$95,064	$97,754	$95,064
Supplementary Cash Flow Information:
Cash paid for interest	10,307	740	45,094	20,677
Cash paid for income taxes	-	30	-	58
Non-cash financing activities:
Unpaid offering costs	856	-	856	-